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                                                                  EXHIBIT 18
                               TIME HORIZON FUNDS
                              MULTIPLE CLASS PLAN


        This Multiple Class Plan ("Plan") has been prepared, pursuant to the requirements of rule 18f-3(d) under the Investment Company Act of 1940 ("Investment Company Act" or "Act"), in connection with the offer and sale of shares of Time Horizon Funds (the "Company"). The Company is a multiple class fund within the meaning of rule 18f-3, pursuant to action of the Board of Trustees of the Company on June 12, 1995.

        In accordance with the requirements of rule 18f-3, this Plan describes the differences between the classes of shares that are issued by the Company, including the various services offered to shareholders, the distribution arrangement that pertains to each class, the methods of allocating expenses relating to those differences, and the conversion features or exchange privileges relating to the classes.

        This Plan shall become effective immediately upon filing with the Securities and Exchange Commission as an exhibit to the Form N-1A filed for registering shares of the Company.


                                 I.  Background

        The Company is an open-end investment company registered under the Investment Company Act. The Company has three separate series ("Funds")--Time Horizon Portfolio 1, Time Horizon Portfolio 2, and Time Horizon Portfolio 3. Each Fund has a strategic mix of investments allocated principally to equity and fixed income securities within certain specified ranges.

        Each Fund has two classes of shares, Class A and Class B. The classes of each Fund represent interests in the same portfolio of investments held by that Fund and, except as described below, are identical in all respects. The classes differ in the following respects: (1) in the manner in which an investor may pay for the distribution of shares of the Funds; (2) in the expenses that may be incurred by one class as compared to another, and in the method of allocating expenses between the classes; (3) in the services provided to shareholders of each class; and (4) in the voting rights accorded to each class. These differences are discussed below in more detail.
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                         II.  Discussion of Differences

    A.  Distribution and Service Arrangements

        An investor in the Funds may pay for the distribution of Fund shares in one of two ways: by paying a front-end sales load in connection with the purchase of Class A shares, or by paying a "spread load" in connection with the purchase of Class B shares. These two arrangements permit an investor to choose the method of purchasing shares that the investor determines is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances.

        For example, an investor who intends to remain invested for the long-term may decide to purchase a Class A share and pay a front-end sales load since, over the long-term, as described below, a purchaser of Class B shares may pay more under a "spread load" design than an investor who pays a front-end sales load in connection with the purchase of Class A shares. In addition, an investor who may qualify for a significantly reduced sales load in connection with the purchase of Class A shares, as described below, may find it more advantageous to purchase such shares.

        A Class A shareholder of a Fund pays a front-end sales charge of up to 4.5% of the offering price at time of investing in the Fund. The offering price is based on the Fund's net asset value per share plus the front-end sales load. In addition, a Class A shareholder of a Fund pays a shareholder servicing fee assessed at a rate of 0.25% of the average annual net assets of the Funds. The shareholder servicing fee is deducted pursuant to a Shareholder Service Plan that has been adopted by the Company.

        A Class B shareholder of a Fund pays a "spread load" consisting of a distribution fee and a contingent deferred sales load ("CDSL"). The distribution fee is assessed pursuant to a Distribution Plan adopted by the Board of Trustees for the Funds in accordance with the requirements of rule 12b-1 under the Investment Company Act. This fee is assessed at a current rate of 0.75% of the average annual net assets of each Fund. The CDSL has been established at a maximum level of 5.00% of the lesser of the current market value or the cost of the shares being redeemed. A Class B shareholder of a Fund also pays a shareholder servicing fee assessed at a rate of 0.25% of the average annual net assets of the Fund.

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        The net income attributable to Class B shares and the dividends payable on Class B shares will be reduced by the amount of the distribution fee attributable to Class B shares, as well as by certain incremental expenses associated with such fee, as described below. A Class A shareholder does not incur these expenses.

        Over time, the accumulated continuing distribution and shareholder servicing fees related to Class B shares may exceed the initial sales load and ongoing shareholder servicing fees related to Class A shares. Such ongoing fees, however, will be offset to the extent any return is realized on the additional funds that will be invested under the "spread load" distribution alternative when compared with the funds invested under the front-end sales load method of paying for distribution.

        Sales personnel may receive different compensation for selling Class A and Class B shares, and only Class A shares may be available for purchase through certain securities dealers.

    B.  Paying for Expenses

        1.  Expenses Allocated to a Particular Class

        Certain expenses of each Fund will be allocated solely to a particular class of shares of that Fund because they relate only to the distribution of shares of that class or to services provided only to the shareholders of that class. Such expenses include:

        (a) distribution expenses associated with the sale of Class B shares and for which a distribution fee will be assessed;

        (b) incremental transfer agent fees identified by the transfer agent as being attributable to a specific class;

        (c) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to shareholders of a particular class;

        (d)  blue sky registration fees incurred by a particular class;


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    (e) SEC registration fees incurred by a particular class;

    (f) the expenses of administrative personnel and services as required to support the shareholders of a particular class;

    (g) litigation or other legal expenses relating to one class;

    (h) trustees' fees incurred as a result of issues relating to one class;

    (i) any other incremental expenses subsequently identified that should be properly allocated to one class of shares.

        2.  Expenses Allocated to Both Classes

        Other expenses of each Fund will be allocated to both classes of shares of the Fund in accordance with the requirements of rule 18f-3(c). These include the management fee paid to Bank of America National Trust and Savings Association ("Bank of America"), the manager to the Funds; the shareholder servicing fee paid to Bank of America pursuant to the Shareholder Service Plan; the custodial fee; and certain other expenses of the Funds. These expenses will be allocated to each class of a Fund based on the net asset value of such class in relation to the net asset value of the Fund.

    C.  Differences in Services Offered

        1.  Reduced Sales Charge for Class A Purchases

        Holders of Class A shares of a Fund may obtain a reduced sales charge by purchasing shares with an aggregate price in excess of $100,000. Holders of Class A shares are also permitted, under a right of accumulation, to obtain a reduced sales charge when purchasing such shares by aggregating their current purchase with existing share holdings in order to qualify for a quantity discount. Under this right, Class A shareholders may aggregate only those existing shares on which a sales load was paid (including shares that carry no sales load but which were obtained through an exchange and which can be traced back to shares that were acquired with a sales load). Alternatively, a Class A shareholder may obtain a reduced sales load by means

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of a written letter of intent expressing such shareholder's non-binding commitment to invest, in the aggregate, $100,000 or more within a thirteen month period.

        Holders of Class B shares are not eligible for any quantity discounts or other reductions in sales load.

    2.  Conversions or Exchanges of Classes of Shares

        Class B shares will convert to Class A shares on the first business day of the month following the eighth anniversary of the date of purchase.

        The two classes have the following exchange privileges:

        (a) Class A shares of any Fund purchased with a front-end sales load, as well as additional shares acquired through reinvestment of dividends or distributions on such shares, may be exchanged without a sales load for Class A shares of any other Fund.

        (b) Class A shares of any Fund acquired by a previous exchange transaction involving shares on which a sales load has directly or indirectly been paid (e.g., shares purchased with a sales load or issued in connection with an exchange transaction involving shares that had been purchased with a sales load), as well as additional shares acquired through reinvestment of dividends or distributions on such shares, may be redeemed, and the proceeds used to purchase without a sales load Class A shares of any other Fund. To accomplish an exchange transaction as described in this paragraph, investors must notify the Funds' transfer agent of their prior ownership of shares and their account number.

        (c) Class B shares of any Fund, as well as additional shares acquired through reinvestment of dividends or distributions on shares, may be exchanged for Class B shares of any other Fund. The purchase date for Class B shares exchanged will be used for purposes of determining the contingent deferred sales charge on the Class B shares received in the exchange.

        (d) Except as described above, a sales load will be assessed when shares of any Fund that were purchased or otherwise acquired without a sales load are exchanged for shares of another Fund.

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    D.  Voting of Class Shares

        A Class B shareholder of a Fund has exclusive voting rights with respect to the approval of the Distribution Plan with respect to the Fund. In all other respects, the voting rights of a Class A and Class B shareholder of a Fund are the same. Each shareholder is entitled to one vote for each full share held and fractional votes for fractional shares held. Shareholders will vote in the aggregate and not by class or series, except as noted above and where otherwise required by law (or when permitted by the Board of Trustees).


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